EXHIBIT 4.8

ACTIVITY PERFORMED WITHIN THE PROGRAM OF
FINANCIAL ASSISTANCE TO TECHNICAL-ECONOMIC STUDIES
AND TECHNOLOGICAL INNOVATION

AGREEMENT

BETWEEN

THE MINISTER OF NATURAL RESOURCES, for and on behalf of the Quebec government, herein represented by Mr. Jean-Louis Caty, associated Mines deputy minister, duly authorized under the Regulation on the signature of certain titles, documents and writings of the ministry of natural Resources, adopted by the decree no. 1455-95 of November 8 1995, as modified by the decree 937-98 of July 8 1998 and the decree 1073-00 of September 5 2000, hereafter called the<<Minister>>.

AND

McKENZIE BAY RESOURCES LTD., a public corporation legally incorporated, its headquarters being at 635, Perreault Street, Rouyn-Noranda, Quebec, J9X 3E1, herein represented by Mr. Donald D. Murphy, president, duly auhtorized as he declares, hereafter called the << Company>>

PREAMBLE

CONSIDERING THAT THE COMPANY requested from the MINISTER a financial assistance to perform a feasibility study for the Lac Doré vanadium deposit located in the Chibougamau region;

CONSIDERING THAT this study could lead to an investment of approximately 180 million dollars for a production start-up and consequently contribute to enhancing the mining operations in that region of Quebec;

CONSIDERING THAT the government of Quebec acknowledged the eligibility of the study to a financial assistance under the Program of financial assistance to technical-economic studies and technological innovation;

CONSIDERING THAT THE MINISTER's financial assistance is in the form of a refundable financial contribution under the terms and conditions stipulated in the agreement hereby;

CONSIDERING THAT the commitments of the agreement hereby are in compliance with the provisions of the decree 658-2001 of the Quebec government, as of May 30 2001, copy of which is appended hereby;

THE PARTIES TOGETHER AGREE TO THE FOLLOWING:

1. MINING PROJECT

The COMPANY's project consists of carrying out a feasibility study for the Lac Doré vanadium deposit , in order to assess the economic features of the deposit through drilling and assaying to define the mining reserves, design, construction and mining engineering studies as well as environmental evaluations and a market study. Metallurgical test work is also required to optimize costs and investment. The study could be completed within a period of twelve months.

The costs distribution is approximate and is as follows ( in thousands $):

	Phase 1	Phase 2	Total

Geology and mining reserves	100	500	600
Geotechnical studies	50	100	150
Metallurgical test work	180	100	280
Hydrometallurgy		300	300
Engineering and construction	50	500	550
Environment		300	300
Management and administration	50	200	250
Market study		100	100
Permits and relations
with aboriginals	100		100
Contingency	20	150	170

Total	550	2 250	2 800

2. ELIGIBLE EXPENSES

2.1  Eligible expenses in order to calculate the financial support of the MINISTER

The MINISTER's financial support covers the work and studies described in article 1. Only expenses incurred and paid by the COMPANY between February 1st 2001 and June 30 2002, the period fixed for the project's accomplishement, will be considered as being part of the project for the purpose of this agreement and will be included in the calculation of the financial assistance.

2.2  Non eligible expenses

The following expenses are not eligible:

•	the salary and fringe benefits of senior executives not involved full time in the administration, management or operation of the project;
•	any tax, except the non refundable part of the TPS, TVQ and the fuel tax;
•	any revenue generated by the work related to the project described in article 1;
•	any expenses or charges related to depreciation or amortization;
•	any short or long term financing costs;
•	any rent or office rental and any other related expenses;
•	any expense for work covered by this agreement and already subsidized, entirely or partially, by a program from either Quebec or Canada, including expenses financed by flow-through shares.

3. MINISTER'S COMMITMENTS

3.1  The MINISTER undertakes to pay to the COMPANY a maximum financial assistance of 1 400 000 $ applicable to the eligible expenses of the project described in article 1, if all the clauses of this agreement hereby are respected by the COMPANY.

3.2  Notwithstanding article 3.1, the MINISTER can reduce the financial assistance provided by the MRN through this agreement, of an amount equal to the amount of the total of the other subsidies which could be provided by the government of either Quebec or Canada, for the work or studies covered by this agreement.

4. METHODS OF PAYMENT FOR THE FINANCIAL ASSISTANCE

The MINISTER's financial assistance is paid at the rate of 50% of the amount of the eligible expenses incurred for the project, as described in article 1, according to a periodicity related to the progress of the work and deemed opportune by the MINISTER and on presentation by the COMPANY of a statement of account for the incurred and paid expenses.

5. COMMITMENTS OF THE COMPANY

5.1  The COMPANY undertakes to carry out the work related to the feasibility study as defined in article 1, before June 30 2002.

5.2  The COMPANY undertakes to provide a report on the progress of the work for each payment request and, at the end of the project, a feasibility study on the project or, if the project is abandoned before completion, a final report on the work accomplished indicatiing the results obtained.

5.3  The COMPANY undertakes to repay the MINISTER all or part of the financial assistance paid too much. This repayment bears interest at the rate specified in article 7.5 from the first day of delay.

5.4  The COMPANY undertakes to repay the MINISTER the financial assistance received, after the production start-up of the Lac Doré vanadium deposit, on the basis of the net revenues generated by the operation. For the purpose of this agreement, a production year begins on January 1st of each year and ends on December 31 of the same year. The repayments will be carried out as follows:

•	40% of the financial assistance received within 30 days following the end of the second year of production;
•	30% of the financial assistance within 30 days following the end of the third year of production;
•	30% of the financial assistance within 30 days following the end of the fourth year of production;
•	the balance owed within 30 days following the end of the fifth year of production.

At the exception of the balance to repay after the fifth year of production, the repayments will be allowed to a limit of 50% of the net revenues generated by the operation.

In case of failure to repay according to the schedule, the payment of an interest is added in accordance with article 7.5.

If within a period of 24 months, after the end of the agreement hereby (art 2:1) the decision to start up production is not made, the article hereby is no more applicable.

5.5  The COMPANY will be responsible for any fault made by her, its employees,agents, representatives or contractors in the course or on the occasion of the execution of the agreement hereby, including a fault resulting from a failure to the commitment taken through the contract hereby.

The COMPANY undertakes to indemnify , free and side wholeheartedly for the MINISTER, his representatives and any other employee, when lawsuits or claims for damages, losses, costs and expenses which could, at any time, result or ensue for them or some of them, in bodily injuries (including fatal injuries), losses of goods or third party property damages which could have been done or undergone, or which could be presented as being done or undergone during the execution of the project or any part of it, or as a result of the agreement hereby.

5.6  The COMPANY must comply with all of the provincial and municipal laws and regulations applicable to the project, including all the pertinent environmental laws.

5.7  The COMPANY undertakes to forward to the MINISTER its annual audited financial statements for the fiscal years covered by the agreement hereby and a detailed and audited statement of the utilisation of the financial assistance received.

5.8  The COMPANY undertakes to give to the MINISTER any document deemed useful for the management of the agreement, the verification of the incurred expenses and the application of the terms, conditions and commitments of this agreement.

5.9  The COMPANY undetakes to mention, in its official communications relative to the project described in article 1, that it has benefited from a financial assistance within the program of financial assistance to technical-economic and technological innovation.

5.10 The COMPANY undertakes, when it will use external services, to carry out a call for tenders and obtain at least two (2) bids from firms and organisations with renowned expertise, unless the MINISTER accepts the reasons to proceed otherwise.

6. DURATION OF AGREEMENT

The agreement hereby comes into force on February 1st 2001 and terminates when repayments of the financial assistance are completed.

7. GENERAL PROVISIONS

7.1  This agreement is governed by the laws in force in Quebec and is interpreted according to the latter.

7.2  The MINISTER reserves himself the right:

7.2.1  to request any document deemed useful to the management of the agreement, the verification of incurred expenses and the application of the terms, conditions and commitments of this agreement;

7.2.2  to cancel , without indemnity, any part not paid of the financial assistance and to request an immediate repayment of the financial assistance already paid in the event of the following:

a)

the COMPANY gives up its goods, is dealt with an order of sequestration through the Law on bankruptcy and insolvency (L.R., 1985, c.B-3), makes a proposal to its creditors or undertakes an act of bankruptcy under the Law on bankruptcy and insolvency or is dealt with an order of liquidation under the law of liquidation, or is insolvent or doen't maintain its legal entity;

b)	in its opinion and without its consent, an important change in the nature of the project occurs;
c)	the COMPANY fails to comply with the obligations of the agreement hereby;
d)	the COMPANY fails to give to the MINISTER information or provides him with false or deceitful information;

In case of failure to repay according to the schedule, payment of an interest is added in accordance with article 7.5.

7.3  The MINISTER can, if he sees fit, disclose the main outlines of this financial assistance, including the name of the beneficiary, the location of the project, the nature and the amount of the assistance, the number of employees working for the COMPANY as well as the number of jobs related to that project.

7.4  In case of act of God or events out of control of the COMPANY, the parties hereby will be allowed to be freed from the commitments described in articles 3 and 5.1:

7.4.1  temporarily, if the event which triggers the application of the atricle hereby results in delaying the work schedule only;
7.4.2  definitively, if the event which triggers the application of the article hereby prevents continuing the work irremediably.

7.5  The MINISTER can request the repayment of any part of the financial assistance paid too much.

In case of failure to repay according to the schedule, more particularly the repayments specified in articles 5.4 and 7.2.2, an interest will be applicable on the balance owed from the first day of delay at the rate in force in accordance to article 28 of the Law on the ministry of Revenue (L.R.Q., chap. M-31).

7.6  The MINISTER reserves himself the right to remove from his contribution as a financial assistance the amounts owed to the Quebec ministry of Natural resources or to the Quebec government.

7.7  The omission of the MINISTER to request that the COMPANY executes one of the obligations under the terms of the agreement hereby, to exercize any right or recourse available to him under the terms of the agreement hereby or the law, is not prejudicial to the right to exercize its execution hereafter or to exercize such a right hereafter, unless he expressly renounces such a right in writing. Such a renunciation is valid only for this case which is specifically described.

7.8  The MINISTER will have the right to get access to all of the results or data obtained which are part of the project described in article 1 and will be allowed to use, to his liking, the results of the study that is part of the agreement hereby twenty four (24) months after the submission of the final report. Notwithstanding this latter period of twenty four (24) months, the results of the study above-mentionned will never be allowed to be transferred to a third party without the approval of the MINISTER. Alternately, the COMPANY will be allowed the exclusive right to the results of the study if it repays to the MINISTER 100% of the financial assistance received.

8. VERIFICATION

8.1  The COMPANY must keep up to date accounting books, accounts and files. Furthermore, it will have, for the duration of the agreement hereby and for a period of five (5) years following its expiration, to keep its accounting books, accounts, files, reports and any other document relative to the project, in order to to make them available for examination and verification by any person whom the MINISTER can designated.

8.2  Any representative authorized by the Quebec government must have access to the offices of the COMPANY or any other work place, at all reasonable times during the normal business hours or any other time with the approval of the COMPANY, for auditing the books, files, reports and documents relative to the project described in article 1. The COMPANY must give all the reasonable support to this authorized representative for the purpose above-mentionned.

9. TRANSFER

The benefits, rights and obligations resulting from the agreement hereby cannot be given up, nor transfered, without the prior consent of the MINISTER in writing.

10. FUNDS ALLOCATION

The payment of the funds for the execution of the agreement hereby depends on the funds allocation done by the national Assembly of Quebec.

11. PARTICULAR PROVISIONS

11.1 Nothing in the agreement hereby has the objective of constituting or must be deemed as constituting an association, a company in partnership or an agents relationship between the MINISTER on one part and the COMPANY on the other.

11.2 The MINISTER reserves himself the right to allocate all the repayments specified by the agreement hereby to other projects of financial assistance for mining development.

11.3 Any modification to the agreement hereby must be agreed in writing by both parties.

12. ADDRESSES

The requests, decisions or information mentionned in the agreement hereby must be sent in wrinting or by any other means of telecommunication and, unless heard to the contrary, addressed to the party concerned to the following address:

Ministry of Natural Resources of Quebec
Associated Deputy Minister (Mines)
5700, 4th Avenue West, office A-211
Charlesbourg (Quebec) G1H 6R1

McKenzie Bay Resources Ltd
635, Perreault Street
Rouyn-Noranda, QC
J9X 3E1

This agreement is deemed concluded at the date of the last signature as the parties did not sign in the presence of each other.

IN WITNESS WHEREOF, THE PARTIES HAVE SIGNED IN TRIPLICATE:

MCKENZIE BAY RESOURCES LTD.	By: /s/ President

WITNESS	By: /s/

The July 24, 2001	In: Rouyn-Noranda, Quebec

THE MINISTER	By: /s/ Associated deputy minister (Mines)

WITNESS	By: /s/

The July 26, 2001	In: